Exhibit 99.1

MEDIA RELEASE
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Besra celebrates repeal of export tax ruling in Vietnam

Toronto, 28 April 2014: Besra (TSX:BEZ) (ASX:BEZ) (Frankfurt:OP6) has received formal notification from the Vietnam Ministry of Finance that export tax assessments totaling $12 million against Bong Mieu Gold Mining Company and Phuoc Son Gold Company have been repealed.

The Ministry of Finance has provided the Company copies of the final resolutions on Besra’s second complaint against the General Department of Customs. Decision 754/QĐ-BTC, relating to Bong Mieu Gold Mining Company and Decision 755/QĐ-BTC relating to Phuoc Son Gold Company repeal the tax claim applied for goods exported and imported by Besra’s operating companies in Vietnam.

Besra CEO John Seton said, “We are of course delighted by this news that our position on this assessment has been vindicated.  Besra has always complied with every aspect of the laws and regulations of Vietnam and we have worked hard to prove this to the authorities in relation to this matter.

“This tax assessment has been hanging over us for more than a year and has caused the company significant hardship.  Our ability to import supplies and equipment was suspended for a period, as was our ability to export gold.  Additionally, the US$12 million negative assessment kept investors away and limited our access to credit facilities.  With the ruling now behind us, we can now rebuild our production in Vietnam.

“With this decision having been considered at all levels of government, including local tax authorities, the Ministry of Finance and the Prime Minister’s office, we are heartened that Besra and its operations at Phuoc Son and Bong Mieu in central Vietnam continue to have the full support of the government.”

“Whilst this ruling closes an exceptionally difficult 12 months for the company, there is still much work to be done to repair the damage it has caused.  Coupled with the severe weather events of November 2013 that resulted in suspension of operations at Bong Mieu, we can safely put 2013 down as our most difficult year to date.  With the reversal of the export tax ruling, production at Bong Mieu re-commencing from 1 May, and the persistence and hard work of our team in Vietnam, we are already seeing improvements in Vietnam operations,” said Seton.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

MEDIA RELEASE
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Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com